Exhibit 99
Letter to Shareholders
Second Quarter 2021

As quickly as trends shifted during the second quarter of 2020, they all but reversed through the second quarter of 2021, especially later in the quarter. The global pandemic, which affected every industry, pressed us to be nimble on many fronts. We believe that agility in execution is where we excel and has always been our strength. We had no reason to believe that the pandemic, or its aftermath, would be any different and see this as an opportunity rather than a setback.

For this quarter, aside from discussing the second quarter in its totality, I will also give some insights into our June results and, more importantly, our actions and plans to react to the increase in our combined ratio (CR) for that month.

But first, the numbers. The second quarter 2021 continued with strong companywide results with net premium written (NPW) growth of 13% at a 96.5 CR. Policies in force (PIF) growth was 11%.

For the quarter, Personal Lines grew NPW and PIFs 6% and 10%, respectively, at a CR of 96.2, which was an 11 point increase over the second quarter of 2020. Last year’s second quarter was heavily influenced by the start of the pandemic with observed drops in vehicle miles traveled (VMTs) and frequency. As pandemic-related restrictions were significantly reduced during the second quarter 2021, both frequency and VMTs experienced significant increases. With more people driving, loss frequency was more in line with what we were experiencing prior to the onset of the pandemic. Our personal auto accident frequency increased 47% for the second quarter 2021, following a 39% drop in auto frequency in the second quarter last year, and VMTs were up 20% year over year, following a drop of 23% in the second quarter last year. In addition, we experienced increased auto loss severity in both of the first two quarters of 2021. Collision is a driver of increased severity as we are seeing a rise in the valuation of used vehicles, which increases our total loss and repair costs. These loss frequency and severity trends, combined with lower average premium per policy, contributed to the compressed margins during the quarter.

Like personal auto, our special lines products, which includes motorcycles, boats, RVs, etc., experienced increases in frequency and severity, compared to the prior year. Severity was up in all of our special lines products, while frequency trends were mixed by product. Motorcycles, like auto, saw an increase in frequency on a year-over-year basis, especially early in the second quarter at the start of the riding season. Boats, on the other hand, saw a decrease in accident frequency in the second quarter 2021, compared to last year, reflecting the significant spike in new boaters and crowded waterways during 2020 as people were finding activities that were socially distanced during the COVID-19 shelter-in-place restriction periods. In spite of these quarter trends, on a year-to-date basis through June 2021, our Personal Lines CR is at a 92.5 and remains below our full year companywide target of a 96 CR.

We continue to deploy our 8.6 auto product model and now have 22 states in market. This product is meeting expectations in the marketplace and is continuing to experience significant improvement in the conversion of new business quotes to customers, specifically in the more preferred market, for example those with prior insurance and multi-vehicle households. Early in the first quarter 2021, we launched our 8.7 product and by end of the second quarter we are in market in ten states.

For the quarter, Commercial Lines NPW was up 66% at a CR of 92.0, including the results from Protective Insurance Corporation and its subsidiaries for the month of June. In addition to a low 2020 pandemic-related denominator, growth is being driven by our strength in the trucking segment and economic drivers influencing the business. The core commercial auto business continues to benefit from a strong and accelerated uptick in consumer spending on durable goods this year, supply chain disruptions, and favorable macro-economic indicators for our business auto and contractors business market targets. As economic conditions continue to improve and ride-share usage increases, we are seeing ridesharing mileage and premium for our transportation network company (TNC) line of business recover relative to the same quarter last year and first quarter 2021.

Market indicators of the health of the economy and small business sector, both of which are important in our business, all point to a continued positive outlook ahead. To support our growth and anticipated sales and servicing demands, we have increased staff in our Commercial Lines customer and agent servicing organization. Information from our usage-based insurance data shows driving miles and congestion levels are back to pre-pandemic levels, which we believe will result in more claims activity. As a result, we will continue to adjust our pricing and increase our Commercial Lines claims staff to prepare for the expected year-over-year increase in claims volume.

We rolled out our 8.0 commercial auto product along with our new policy administration system in three additional states and now have 15 states successfully operating on our new system. Our expansion into the business owners policy (BOP) product line continues. We added three states bringing the state footprint to 22 states at the end of the quarter that represented 43% of the commercial multi-peril market. We plan to be in 35 states with the BOP product by the end of the year.

We completed the acquisition of Protective Insurance Corporation on June 1 and are thrilled to be adding Protective’s products and capabilities to our Commercial Lines business. We remain focused on providing our customers, partners, and clients with the exceptional service they expect and deserve, as we work towards making decisions on how to best integrate and operate our businesses to provide greater opportunities for growth. We will provide updates on those plans as we make decisions and have more details to share.
Our Property NPW increased 15% to $591 million, and our CR was 116.6 for the second quarter 2021. We experienced 17 industry-defined weather events during the quarter, which added 25 points to the CR. Our product managers continue to act to address rate adequacy and product deployment. We've increased homeowner rates, on average, by approximately 4% countrywide in the second quarter 2021 and 6% year-to-date (YTD). We have minimum deductible requirements in 13 states with heavy notable hail exposure. Our 4.0 product version is now live in 33 states and our newest product, 4.1, is live in one state.

The second quarter total return on our investment portfolio was 1.7%, as we saw strong performance across both our fixed-income and equity portfolios. After a significant increase over the previous six months, treasury yields moved lower in the second quarter. Even at these lower yield levels we maintained our duration, as we felt valuations reflected upside and downside risks. As credit markets continued to recover, we reduced our allocation to non-Treasury fixed-income sectors due to our concerns with valuation. We believe our portfolio asset allocation is appropriate for the current environment and believe we are in a position to withstand investment market volatility that could arise as we continue to face an uncertain macro environment.

All of you should be very familiar with our long-standing goal of growing as fast as we can at or below a 96 CR on a calendar-year basis. We do not intend to waver from this goal as it has served us well since we started publicly stating it 50 years ago when we first went public in 1971 and likely longer than that. If we have to make a choice, profit trumps growth as profit is one of our five core values. On occasion, we have had to make this trade-off and we did so delicately and surgically to both reach our goals and retain our customers. This time will be no different. As a reference, our YTD companywide CR is a 93.

On a companywide basis, our CR for the month of June was 100.5. Although June typically has the highest monthly CR, with the trends we are starting to see, we are not treating this as an anomaly. The last time we reported a monthly CR in excess of 100 was in August 2017 and that was due to 12.6 points of catastrophe losses primarily from Hurricane Harvey.

Based on our usage-based insurance data, we are seeing the gap of VMTs and claims volume swiftly close. As quickly as people came off the roads to shelter-in-place, it appears that the pent-up demand to see friends and family has come and losses are following. While we are not surprised, we always watch for data to support our current hypothesis.

So, what’s our plan? We are doing what we always do when faced with pressure on profitability. We assembled a core group across product lines to establish and evaluate key performance indicators to assess where we need to take actions. In addition, our product managers are continually evaluating the performance of their specific state(s) relative to our stated operating objective and will take rate action where they deem it appropriate. During the second quarter 2021, rate increases were effective in 11 states, which had an average increase of about 5%. In the aggregate, rate changes for personal auto for the quarter were about 2%. Our product managers are also tightening underwriting criteria in consumer segments where losses indicate rate inadequacy. Furthermore, we re-evaluated our media budget and reduced our spend in certain areas based on performance against our targets. As stated previously, we pride ourselves on our nimbleness and will approach this challenge the same way.

To help support our objective to grow as long as we are able to provide high-quality customer service, we recently announced publicly that we plan to hire up to 6,400 new employees through the end of 2021, including the Commercial Lines hiring discussed above, with the largest emphasis (about 5,900 new roles) being in contact center positions and field and centralized claims jobs. Our recruiting machine continues to send us really incredible candidates and I am honored to see that first-hand as I speak to each new-hire class.

With our surgical focus on profitable growth, we have not lost any focus on what we call our Destination Era strategy and our goal to grow and retain customers who purchase more than one product with Progressive. These multi-product households are generally our most loyal customers. Year to date through June, our year-over-year growth in multi-product households has increased 18%, which has significantly outpaced our monoline products.

We have a strong focus on auto and home bundlers, which we refer to as our “Robinson” consumer segment. These customers are already our most loyal, and we continue to work on improving and integrating their customer experience to keep them even longer. For example, our online and mobile app servicing now allow for a single set of credentials to access service across Progressive auto and home products, and we support real-time data feeds between these products for comprehensive, personalized experiences. We are also actively working on property invoicing, payment, and digital communications capabilities to align and integrate with what we have in auto.

While our focus may be on the Robinsons, our multi-product households go beyond auto and home. Our motorcycle, boat, recreational vehicle, and Commercial Lines’ products are strong and central to our multi-product efforts. Renters insurance is an increasingly important product for “future Robinsons,” and we have expanded opportunities to offer our renters insurance product both digitally and in our customer relationship management (CRM) centers. We also have many affiliations with external companies to sell their products – including, but certainly not limited to, pet, life, classic car, and device insurance. We have integrated these products within our internal systems to more easily identify customers across products, share relevant information, and improve the customer experience.

A key lever in our multi-product household growth is marketing “additional protection” offers to existing customers. True to our data and analytical roots, our campaigns are built around propensity modeling and data triggers to improve customer acceptance. As an example, recently we have seen an increasing number of our customers moving their residences as home buying generally has grown. Our campaigns, that use external data around purchasing a new home, have been very effective for us in improving homeowner insurance sales. To make our offers more effective, we have provided our CRM consultants, who take millions of calls from our customers every year, with digital tools to indicate which customers are best suited for additional protection offers, which products to offer and when to offer them.

I always like to be able to give firm examples of how our strategies play out in the real world, so I thought that I’d share this example, courtesy of Will from our CRM organization, to confirm why having personalized and open dialogue with consumers helps them protect what matters to them most and deepens our relationships.

“In addition to completing a home quote, I was able to make both Small Business Insurance and SimpliSafe offers to a customer today! The conversation went really well. I was able to discuss small business insurance when asking the ‘Do you do any business with clients or customers in your home?’ question in the quote flow and she indicated that she and her husband run an online shop. I brought up the fact that we offer small business insurance and she was all about it! Later on when it came to security, she mentioned they had a security doorbell and I told her about the fact that we partner with SimpliSafe, and that they have special offers for Progressive customers and she was all for that one as well! All in all, I think this is going really well, it’s very easy to do, and I am super excited that I got to offer all of this protection to this customer. She bought the policy and left a very satisfied customer.”

In keeping with our goal of promoting diversity and inclusion at Progressive, during June, we had our annual Inclusion Week, with 2021 focusing on unlocking the power of allyship. We took a deep dive into topics like what allyship is and why it is important, successes, missteps, and things we have learned and why it is critical to make allyship a priority and actions we can take to make that happen. I was able to attend over a dozen virtual events and sit on a panel during two events and I always feel both enlightened and invigorated after the week concludes.

One step to return to some sense of normalcy is that we are going back to, on occasion, highlighting functional areas or topics during our quarterly Investor Webcasts. The second quarter event, scheduled for August 4, will highlight Commercial Lines with guest speakers Karen Bailo, Commercial Lines President, and Jochen Schunter, Commercial Lines controller. As always, we will have time for a question and answer session.

Just when we thought we were starting to come out of the pandemic, the CDC released new restrictions for the safety of all of us. This is one more example of why we need to remain flexible as we navigate these unprecedented times. Stay safe.

Best,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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